Exhibit 99.1

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations for the periods ended May 31, 2025 and 2024.

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
REVENUE	10,353,668	8,202,158	1,046,074
Operating expenses
Direct cost of revenues	3,475,990	2,240,057	285,689
Selling expenses	577,307	725,282	92,500
General and administrative expenses	5,633,768	6,200,416	790,778
Income (loss) from operation	666,603	(963,597)	(122,893)
Financial expense	(54,568)	(35,870)	(4,575)
Other income, net	659,425	953,573	121,615
INCOME (LOSS) BEFORE INCOME TAXES	1,271,460	(45,894)	(5,853)
Income tax (expenses) benefits	(40,302)	82,500	10,522
NET INCOME	1,231,158	36,606	4,669

Comparison of Periods Ended May 31, 2025 and 2024

Revenue

	For the Six Months Ended May 31,
	2024 (Unaudited)		2025 (Unaudited)
	HK$	%	HK$	US$	%
Revenues:
Financial PR Services	7,611,392	74	4,679,637	596,824	57
Project-based PR Services	848,566	8	2,269,121	289,396	28
One-off Financial PR Services	1,893,710	18	1,253,400	159,854	15
Total Revenue	10,353,668	100	8,202,158	1,046,074	100

Financial PR services include regular media press posting, shareholder list and investor relationship maintains, press conference and annual shareholder meeting holding. The revenue is recognized ratably over the service period. For normal Financial PR services, the Group generally receives (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For the six months ended May 31, 2024 and 2025, Financial PR services revenue constitutes a significant source of our revenues, which represents 74% and 57% of our total revenues, respectively. Financial PR services revenue maintained steadily during these two periods.

Project-based Financial PR services. We generally receive payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/ media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The Group recognizes revenues from Project-based Financial PR services on the monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

Project-based financial PR services revenue increased by HK$1,420,555, from HK$848,566 for the six months ended May 31, 2024 to HK$ 2,269,121 (US$ 289,396) for the six months ended May 31, 2025, primarily due to more services in relation to press conference and congratulatory advertisements had been provided to clients during the current period.

One-off PR services. We provide add-on services to year around customers, such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The One-off PR services mainly include writing press release; arrange media interview; re-post business articles. Service revenue is recognized at the point in time when the service is transferred to the customer. The one-off PR service decreased by HK$640,310, from HK$1,893,710 for the six months ended May 31, 2024 to HK$1,253,400 (US$159,854) for the six months ended May 31, 2025, which was in line with the drop of the financial PR services.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included article services, media and promote on services we provided for our clients.

Our direct cost of revenues decreased by HK$1,235,933, or 36%, from HK$3,475,990 for the six months ended May 31, 2024 to HK$2,240,057 (US$285,689) for the six months ended May 31, 2025. Such decrease was in line with the drop of revenue, which was mainly due to the decrease in advertisement, article services and supplier procurement costs for various activities undertaken.

Selling expenses

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
Entertainment expense	517,307	564,282	71,967
Referral fee	—	161,000	20,533
Others	60,000	—	—
Total Selling expenses	577,307	725,282	92,500

Our selling expenses mainly represented entertainment expenses. Our selling expenses are HK$577,307 and HK$725,282 (US$92,500) for the six months ended May 31, 2024 and 2025, respectively. The entertainment expense slightly increased by HK$46,975, mainly due to the frequency of business travel and business entertainment are increased.

Our referral fee represented the referral expenses paid to agents for introducing new customers to the Group. Referral fee amounted to HK$161,000 (US$20,533) for the six months ended May 31, 2025.

Others mainly represented our commission expenses and internet maintenance cost amounted to HK$60,000 for the six months ended May 31, 2024.

General and administrative expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
Staff costs	1,641,745	1,331,035	169,755
Professional and consultancy fee	1,576,579	3,510,715	447,744
Provision for doubtful accounts	1,633,025	500,000	63,768
Rent and rates	438,065	443,995	56,625
Office expenses	102,188	87,611	11,174
Depreciation	3,830	4,351	555
Others	238,336	322,709	41,157
Total General and administrative expense	5,633,768	6,200,416	790,778

Our general and administrative expenses mainly represented staff costs, professional and consultancy fee, rent and rates, bank charge, depreciation, office expenses, provision for doubtful accounts and others. Our general and administrative expenses increased by HK$566,648, or 10%, from HK$5,633,768 for the six months ended May 31, 2024 to HK$6,200,416 (US$790,778) for the six months ended May 31, 2025. The increment in the audit fee and legal and professional fee and was partially offset by the decrease in staff costs and provision for doubtful accounts.

Staff Costs. Our staff costs decreased by HK$310,710, or 19%, from HK$1,641,745 for the period ended May 31, 2024 to HK$1,331,035 (US$169,755) for period ended May 31, 2025, mainly due to the number of employees for the current period is lower than that of the prior period.

Professional fee and consultancy fee. Our professional and consultancy fee increased by HK$1,934,136, or 123%, from HK$1,576,579 for the period ended May 31, 2024 to HK$3,510,715 (US$447,744) for the period ended May 31, 2025, mainly due to the increase in some advisory fees, consultancy fee and audit fee in relation to our business and daily operation.

Rent and rates. Our rent and rates mainly represented the rental expense on our office located in Hong Kong. We entered into a new lease agreement with an external third party (“the landlord”) for the leasing of office premise in Hong Kong with a lease term of 24 months, starting from March 2025. As the effective date of the new lease was near the period ended, no material change when compared with that of the prior period.

Depreciation charge. Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge was insignificant to the Group for both periods ended of May 31, 2025 and 2024, mainly due to majority of the property and equipment had been fully depreciated.

Office expenses. Our office expenses mainly represented office cleansing, post and courier, printing and stationery, telephone and communication and utilities. The office expenses decreased by HK$14,577, or 14%, from HK$102,188 for the period ended May 31, 2024 to HK$87,611(US$11,174) for the period ended May 31, 2025, mainly due to fewer office consumables were needed after the Company successfully listed on Nasdaq in March 2024.

Provision for credit losses. Our provision for credit losses decreased by HK$1,133,025, from HK$1,633,025 for the six months ended May 31, 2024 to HK$500,000 (US$63,768) for the six months ended May 31, 2025, mainly based on the assessment of receivable aging greater than a year being considered as less possibility to recovery, and the Group makes specific credit losses based on some specific knowledge the Group has acquired that indicate that an account is uncollectible. By assessed credit losses of account receivables, some receivable from customers being valued as provision for credit losses.

Other income (expense), net

Our other income mainly represents exchange gain (or loss), loan interest expense and bank interest income. The net other income increased by HK$312,846, or 52%, from HK$604,857 for the six months ended May 31, 2024 to HK$917,703 (US$117,040) for the six months ended May 31, 2025. The increase was mainly due to the increase in the exchange gain and the bank interest income arising from the fixed term deposit during the period ended May 31, 2025.

Income tax

We are subjected to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong profits tax

Our Hong Kong subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$122,802, or 305%, from income tax expenses of HK$40,302 for the six months ended May 31, 2024 to income tax benefits of HK$82,500 (US$10,522) for the six months ended May 31, 2025. The decrease was primarily due to decrease in income before income taxes.

Deferred tax assets recognized in relation to the provision for doubtful debts during the period. No provision for Hong Kong profits tax has been made as there is no assessable profit arising in or derived from Hong Kong during the period ended May 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Current assets
Cash and cash equivalents	63,535,847	65,883,876	8,402,591
Accounts receivable, net	2,358,162	3,245,173	413,878
Prepayments and other receivables	1,846,344	1,481,789	188,982
Due from related parties, net	1,556,765	—	—
Escrow receivable	391,056	391,056	49,874
Total current assets	69,688,174	71,001,894	9,055,325

Current liabilities
Accruals and other payables	1,276,229	1,300,311	165,837
Contract liabilities	128,400	—	—
Bank borrowings	480,619	494,003	63,003
Operating lease liabilities	293,792	478,462	61,021
Due to related parties	—	1,138,226	145,165
Taxes payables	2,932,183	2,932,183	373,960
Total current liabilities	5,111,223	6,343,185	808,986
Working Capital	64,576,951	64,658,709	8,246,339

Accounts Receivable, net

Our accounts receivable represented receivables from clients of our Financial PR services. We grant 30 days of credit terms to our clients. We issue an invoice to our clients upon achievement of milestone specified in our service agreement or upon completion of the transaction.

Our accounts receivable, net balance increased by HK$887,011, or 38% from HK$2,358,162 as of November 30, 2024 to HK$3,245,173 (US$413,878) as of May 31, 2025.

We strictly control outstanding receivables to contain credit risk and an impairment analysis is performed at the end of each period/ year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the period ended May 31, 2025, HK$500,000 (US$56,809) of accounts receivable made as allowance of doubtful debts due to lower recovery possibility. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$982,061 of accounts receivable have been written off.

Prepayments and other receivables

Our prepayments and other receivables mainly represented prepayment of consulting fee to an external third party and rental deposit for our office premises and other utilities. Our prepayments and other receivables decreased by HK$364,555, or 20%, from HK$ 1,846,344 to HK$ 1,481,789 (US$188,982) as of November 30, 2024 and May 31, 2025, which was mainly due to the gradual utilisation of prepayment of consultancy fee.

Accruals and other payables

Our accruals and other payables represented accrued operating expenses. Our accruals and other payables increased by HK$24,082, or 2% from HK$1,276,229 as of November 30, 2024 to HK$1,300,311 (US$165,837) as of May 31, 2025. The slight increase was mainly due to provision for accrued staff salaries and reimbursements.

Contract liabilities

Our contract liabilities represented the upfront payments received from our clients upon signing of the contract for our clients. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities decreased by HK$128,400, or 100% from HK$128,400 as of November 30, 2024 to HK$nil (US$nil) as of May 31, 2025. The decrease was mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office. Our operating lease liabilities increased by HK$184,670, or 63% from HK$293,792 as of November 30, 2024 to HK$478,462 (US$61,021) as of May 31, 2025 which was mainly due to the lease of our new office premises became effective around the current period end in March 2025.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of May 31, 2025:

	Payments Due by Period (Unaudited)
	Less than	1 to	3 to	More than
	1 year	3 years	5 years	5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	494,003	1,573,990	183,776	—	2,251,769
Operating lease obligation	478,462	396,246	—	—	874,708
Total contractual obligation	972,465	1,970,236	183,776	—	3,126,477

	Payments Due by Period (Unaudited)
	Less than	1 to	3 to	More than
	1 year	3 years	5 years	5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	63,003	200,741	23,438	—	287,182
Operating lease obligation	61,021	50,536	—	—	111,557
Total contractual obligation	124,024	251,277	23,438	—	398,739

As of May 31, 2025, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the periods indicated:

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
Net cash used in operating activities	(1,562,652)	(95,540)	(12,185)
Net cash provided by investing activity	—	2,694,991	343,709
Net cash provided by (used in) financing activities	41,792,133	(251,422)	(32,065)
NET CHANGE IN CASH AND CASH EQUIVALENTS	40,229,481	2,348,029	299,459
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,296,811	63,535,847	8,103,132
CASH AND CASH EQUIVALENTS AT END OF PERIOD	65,526,292	65,883,876	8,402,591

Operating activities

Our cash inflows from operating activities were principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs and operating expenses.

For the period ended May 31, 2024, we had net cash used in operating activities of HK$1,562,652, mainly arising from net income of HK$1,231,158 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$3,830; (ii) amortization of right-of-use assets of HK$426,127; (iii) interest on lease liabilities of HK$15,087; (iv) provision for doubtful accounts HK$1,633,025, due to receivable aging greater than a year being considered as less possibility to recovery; and (v) change in deferred income tax HK$269,449. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$1,775,976 as we gained numerous new customers and slight delay in settlement from our customers; (ii) a decrease in contract liabilities of HK$873,668 mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied; (iii) decrease in operating lease liabilities of HK$458,607 for our Hong Kong office; (iv) a decrease in taxes payable of HK$51,118; and (v) an increase in prepayments and other receivables of HK$2,750,000 mainly due to the prepayment of a consultancy fee to an external third party; partially offset by an increase in accruals and other payables of HK$153,718 mainly due to provision for audit fees and receive an listing ceremony deposit from a client and will be repaid to the client after completion of listing ceremony.

For the period ended May 31, 2025, we had net cash used in operating activities of HK$95,540, mainly arising from net income of HK$36,606 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$4,351; (ii) amortization of right-of-use assets of HK$434,250; (iii) interest on lease liabilities of HK$9,744; (iv) provision for doubtful accounts HK$500,000, due to receivable aging greater than a year being considered as less possibility to recovery; and (v) change in deferred income tax HK$82,500. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$1,387,011 as we gained numerous new customers and slight delay in settlement from our customers; (ii) an decrease in contract liabilities of HK$128,401 mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied; (iii) increase in operating lease liabilities of HK$580,917 for our new Hong Kong office; (iv) a decrease in prepayments and other receivables of HK$864,557 mainly due to the utilisation of prepayment of a consultancy fee to an external third party; together with an increase in accruals and other payables of HK$24,080 mainly due to provision for Accrued staff salaries and reimbursements.

Investing activity

Our cash provided by investing activities was principally for the purchase of property and equipment and amounts due from a director and related parties.

For the period ended May 31, 2025, we had HK$2,694,991 cash provided by investing activity, which solely consisting of director repayment during the reporting period.

Financing activities

Our cash provided by (used in) financing activities was principally for repayment of amounts due to a director and related parties, funds from issuance of ordinary shares and repayment of bank borrowings.

For the period ended May 31, 2024, we had net cash provided by financing activities of HK$41,792,133, primarily consisting the net effect of HK$47,887,622 funds from issuance of ordinary shares, repayment of amount due to a director of HK$6,138,976 and the repayment of bank loan of HK$227,108.

For the period ended May 31, 2025, we had net cash used in financing activities of HK$251,422, primarily consisting of the repayment of bank loan of HK$241,678.

Working Capital Sufficiency

IGL believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this interim report.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$nil for both the period ended May 31, 2025 and the year ended November 30, 2024.

The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

		As of
	Relationship with the Group	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	1,556,765	—	—
Total		1,556,765	—	—

Fund advance from director and related parties:

		As of
	Relationship with the Group	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	—	1,138,226	145,165
Total		—	1,138,226	145,165

Balances represented the funds (loaned from) advanced to Ms. Wai Lau. The balance is unsecured and interest-free. During the period ended of May 31, 2025 and the year ended of November 30, 2024, the company received payments and made payments on behalf of Ms. Wai Lau. The amount due to director, net in HK$1,138,226 (USD$145,165) as of May 31, 2025 represented the funds advance from Ms. Wai Lau, which is used to expand the company’s business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	63,535,847	65,883,876	8,402,591
Accounts receivable, net	2,358,162	3,245,173	413,878
Prepayments and other receivables	1,846,344	1,481,789	188,982
Due from related parties, net	1,556,765	—	—
Escrow receivable	391,056	391,056	49,874
Total current assets	69,688,174	71,001,894	9,055,325

Non-current assets:
Property and equipment, net	28,327	23,976	3,058
Right-of-use assets	353,218	871,101	111,097
Long term deposit and prepayment	500,000	—	—
Deferred tax assets	1,159,587	1,242,087	158,411
Total non-current assets	2,041,132	2,137,164	272,566
Total assets	71,729,306	73,139,058	9,327,891

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	1,276,229	1,300,311	165,837
Contract liabilities	128,400	—	—
Bank borrowings	480,619	494,003	63,003
Operating lease liabilities	293,792	478,462	61,021
Due to related parties	—	1,138,226	145,165
Taxes payables	2,932,183	2,932,183	373,960
Total current liabilities	5,111,223	6,343,185	808,986

Other liabilities:
Bank borrowings, net of current portion	2,012,828	1,757,766	224,179
Operating lease liabilities, net of current portion	—	396,246	50,536
Total other liabilities	2,012,828	2,154,012	274,715
Total liabilities	7,124,051	8,497,197	1,083,701

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, US$0.00001 par value, 450,000,000 shares authorized, and 13,125,000 shares issued and outstanding as of November 30, 2024; while 11,625,000 shares issued and outstanding as of May 31, 2025	1,021	904	115
Class B Ordinary shares, US$0.00001 par value, 50,000,000 shares authorized, and 0 share issued and outstanding as of November 30, 2024; while 1,500,000 shares issued and outstanding as of May 31, 2025*	—	117	15
Additional paid-up capital	49,897,579	49,897,579	6,363,757
Retained earnings	14,706,655	14,743,261	1,880,303
Total shareholders’ equity	64,605,255	64,641,861	8,244,190
Total liabilities and shareholders’ equity	71,729,306	73,139,058	9,327,891

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), were approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder. The reclassification of 1,500,000 Class A Ordinary Shares into 1,500,000 Class B Ordinary Shares was completed on April 8, 2025.

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
REVENUE	10,353,668	8,202,158	1,046,074

Operating expenses
Direct cost of revenues	3,475,990	2,240,057	285,689
Selling expenses	577,307	725,282	92,500
General and administrative expenses	5,633,768	6,200,416	790,778
Total operating expenses	9,687,065	9,165,755	1,168,967

Income (loss) from operation	666,603	(963,597)	(122,893)

OTHER INCOME (EXPENSE)
Financial expense	(54,568)	(35,870)	(4,575)
Other income, nets	659,425	953,573	121,615
Total other income, net	604,857	917,703	117,040

INCOME (LOSS) BEFORE INCOME TAXES	1,271,460	(45,894)	(5,853)
Income tax (expenses) benefits	(40,302)	82,500	10,522

NET INCOME	1,231,158	36,606	4,669

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	12,377,049	12,565,068	12,565,068

EARNINGS PER SHARE
Basic and diluted*	0.10	0.00	0.00

*	Basic and diluted earnings per share for the period ended May 31, 2025 is HK$0.00 (US$0.00), mainly due to the rounding, but not 0.

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares#
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	Total
		HK$		HK$		HK$	HK$	HK$	HK$
BALANCE, December 1, 2023 (Audited)	11,250,000	874	—	—	—	—	2,010,103	15,132,364	17,143,341
Net income	—	—	—	—	—	—	—	1,231,158	1,231,158
Issuance of ordinary shares upon IPO, net	1,875,000	147	—	—	—	—	47,887,476	—	47,887,623
BALANCE, May 31, 2024 (Unaudited)	13,125,000	1,021	—	—	—	—	49,897,579	16,363,522	66,262,122

BALANCE, December 1, 2024 (Audited)	—	—	13,125,000	1,021	—	—	49,897,579	14,706,655	64,605,255
Net income	—	—	—	—	—	—	—	36,606	36,606
Re-designation of ordinary shares from Class A into Class B	—	—	(1,500,000)	(117)	1,500,000	117	—	—	—
BALANCE, May 31, 2025 (Unaudited)	—	—	11,625,000	904	1,500,000	117	49,897,579	14,743,261	64,641,861

		US$		US$		US$	US$	US$	US$
BALANCE, May 31, 2025 (Unaudited)	—	—	11,625,000	115	1,500,000	15	6,363,757	1,880,303	8,244,190

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,231,158	36,606	4,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,830	4,351	555
Provision for doubtful accounts	1,633,025	500,000	63,768
Amortization of right-of-use asset	426,127	434,250	55,383
Change in offering cost	1,544,277	—	—
Interest of lease liabilities	15,087	9,744	1,243
Deferred income tax	(269,449)	(82,500)	(10,522)
Change in operating assets and liabilities
Accounts receivable	(1,775,976)	(1,387,011)	(176,894)
Prepayments and other receivables	(2,750,000)	864,557	110,262
Non-current receivables	(391,056)	—	—
Right of use assets	—	(952,133)	(121,432)
Accruals and other payables	153,718	24,080	3,071
Contract liabilities	(873,668)	(128,401)	(16,376)
Operating lease liabilities	(458,607)	580,917	74,088
Taxes payables	(51,118)	—	—
Net cash used in operating activities	(1,562,652)	(95,540)	(12,185)

CASH FLOWS FROM INVESTING ACTIVITY:
Repayment of amount due from a director, net	—	2,694,991	343,709

Net cash provided by investing activity	—	2,694,991	343,709

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of amount due to a director, net	(6,138,976)	—	—
Proceeds of amount due to related parties	270,595	—	—
Net proceeds from issuance of ordinary shares - IPO	47,887,622	—	—
Payment of interest expenses	—	(9,744)	(1,243)
Repayment of bank borrowings	(227,108)	(241,678)	(30,822)

Net cash provided by (used in) financing activities	41,792,133	(251,422)	(32,065)

NET CHANGE IN CASH AND CASH EQUIVALENTS	40,229,481	2,348,029	299,459
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	25,296,811	63,535,847	8,103,132

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	65,526,292	65,883,876	8,402,591

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	309,751	—	—
Cash paid for interest	54,567	35,870	4,575

INTELLIGENT GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

Company Overview

Intelligent Group Limited (“IGL” or the “Company”) is a company with limited liability incorporated in the British Virgin Islands on July 5, 2018. The Company’s registered office is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island and its principal place of business is situated at Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in the providing financial public relations (“Financial PR”) services in Hong Kong.

During the period ended May 31, 2025 and the year ended November 30, 2024, the Company has direct interests in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital		Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$	2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$	HK$100	100% owned by IGL	Financial PR services

Reclassification of Class A and Class B ordinary shares

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau (the “Majority Shareholder”) into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Ms. Wai Lau, the founder and Chief Executive Officer of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions. The reclassification of 1,500,000 Class A ordinary shares into 1,500,000 Class B ordinary shares was completed on April 8, 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements  have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended May 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8409, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include allowance for credit losses. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of May 31, 2025 and November 30, 2024, the Group had cash and cash equivalents balance of HK$65,883,876 (US$8,402,591) and HK$63,535,847, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded at the invoiced amount less an allowance for any uncollectible accounts. The Group grants 30 days credit terms to the clients. The allowance for doubtful accounts reflects the Group’s best estimate of expected losses.

During the period ended May 31, 2025, HK$500,000 (US$56,809) of accounts receivable made as allowance of doubtful debts due to lower recovery possibility. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$982,061 of accounts receivable have been written off.

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of May 31, 2025 and November 30, 2024, management believes that the Company’s prepayments and deposits are not impaired.

Escrow receivable

Concurrently with the consummation of IPO, HK$391,056 (US$50,000) from the net proceeds of the offering is deposited into an escrow account for a period of 18 months following the closing date of the IPO, which account is used in the event that the Company has to indemnify the underwriter pursuant to the terms of an underwriting agreement. All funds that are not subject to an indemnification claim will be returned to the Company after the applicable period expires.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the period ended May 31, 2025 and the year ended November 30, 2024, no impairment of long-lived assets was recognized.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon signing of the contract for Financial PR services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the unaudited interim condensed consolidated balance sheets.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” for all periods presented. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the unaudited interim condensed consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the period ended May 31, 2025 and the year ended November 30, 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, prepayments, escrow receivable and other receivables, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in the Financial PR services.

The Group enters into a distinct contract with its clients for the Financial PR services. The Financial PR services include maintaining the positive relationship between the client and their investors through difference social media channels and carrying out promotion event, including (1) maintenance and development of public relations and investor relations; (2) conferences and interviews; (3) media monitoring; (4) crisis management; (5) investor targeting; and (6) investor polling.

The revenue generated from Financial PR services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of Financial PR services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The Financial PR services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar each month, even though the exact volume of services may vary. Therefore, the Group concludes that the services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For project-based Financial PR services, the Group generally receives payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The project-based Financial PR services involve multiple tasks which are interrelated, integrated, customized, and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the Group concludes that the project-based Financial PR services to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

For one-off Financial PR services, the Group generally provide these add-on services as optional purchase to year around customers, the payment will be settled when the services are delivered to customers. One-off PR services provide promised services, such as writing in-depth press release, publish additional writing press, customized live show, and re-post business articles to featured channel. Such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The option is deemed to be a marketing offer, and not a part of the existing contract. The marketing offer is only accounted for when the customer exercises its option. It’s not a variable consideration. The Group recognizes revenue at the point in time when the service is transferred to the customer.

For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts. Out-of-pocket expenses are incurred during the execution of the projects upon receipt of payment of the client, and are generally excluded from the revenues.

Revenue disaggregated by timing of revenue recognition for the six months ended May 31, 2025 and 2024 is disclosed in the table below:

Revenues:

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$

Financial PR Services	7,611,392	4,679,637	596,824
Project-based PR Services	848,566	2,269,121	289,396
One-off PR Services	1,893,710	1,253,400	159,854
Total revenues	10,353,668	8,202,158	1,046,074

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Direct cost of revenues

Direct cost of revenues consists of vendor cost, employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities and media and promotion services the Group provides for its clients.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,826).

During the six months ended May 31, 2025 and 2024, the total amount charged to the unaudited interim condensed consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$115,221 (US$14,695), and HK$90,305 respectively.

Income tax

IGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by IGL and the Company’s subsidiary in Hong Kong, IJL and ITL, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

IJL and ITL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. In general, the Inland Revenue Department of Hong Kong has up to 7 years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017/18 to 2023/24 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. Penalties and interest incurred related to late payment of income tax are classified as income tax expense in the period incurred.  During the year ended November 30, 2024, the Company paid a late penalty for income tax of HK$8,676 (USD$1,115). The Group does not have any significant unrecognized tax benefits during the six months ended May 31, 2025 and the year ended November 30, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis. Basic earnings per share (“EPS”) is measured as net income attributable to ordinary shareholders divided by the weighted average ordinary share outstanding for the period. Diluted EPS is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted EPS calculation if their effects would be anti-dilutive. For the six months ended May 31, 2025 and the year ended November 30, 2024, there were no dilutive shares.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,029) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2025, cash and cash equivalents balance of HK$65,883,876 (US$8,402,591) was maintained at financial institutions in Hong Kong.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new standard was issued to improve transparency and decision usefulness of income tax disclosures by providing information that helps investors better understand how an entity’s operations, tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendments in this update primarily relate to requiring greater disaggregated disclosure of information in the rate reconciliation, income taxes paid, income (loss) from continuing operations before income tax expense (benefit), and income tax expense (benefit) from continuing operations. The ASU is effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. The standard can be applied prospectively or retrospectively.

Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses:

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited interim condensed consolidated balance sheets, statements of income and statements of cash flows.

3.	Accounts Receivable, net

The accounts receivable, net, as of May 31, 2025 and November 30, 2024, consists of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Accounts receivable	9,385,961	10,772,972	1,373,946
Less: allowance for credit losses	(7,027,799)	(7,527,799)	(960,068)
Accounts receivable, net	2,358,162	3,245,173	413,878

The movements in the allowance for credit losses are as follows:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Balance at beginning of the year	2,154,945	7,027,799	903,259
Provision of expected credit losses	3,890,793	500,000	56,809
Write-off of accounts receivable	982,061	—	—
Balance at end of the year	7,027,799	7,527,799	960,068

4.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Rental deposit	345,980	231,424	29,515
Prepayment of consulting fee	1,500,000	1,250,000	159,420
Others	364	365	47
Total	1,846,344	1,481,789	188,982

Consulting fee is prepaid to a third-party vendor with a two-year period service agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

5.	LONG TERM DEPOSIT AND PREPAYMENT

Long term deposit and prepayment consist of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Prepayment of consulting fee	500,000	—	—
Total	500,000	—	—

Consulting fee is prepaid to a third-party vendor with a two-year period service agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Furniture and fixtures	6,968	6,968	896
Office equipment	125,835	125,835	16,173
Motor vehicle	1,181,264	1,181,264	151,824
Total	1,314,067	1,314,067	168,893
Less: Accumulated depreciation	1,285,740	1,290,091	165,835
Net book value	28,327	23,976	3,058

Depreciation expenses recognized for the six months ended May 31, 2025 and 2024 were HK$4,351 (US$555) and HK$3,830, respectively.

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

As of May 31, 2025 and November 30, 2024, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Units 2803, 28th Floor of Admiralty Center Tower 1, No 18 Harcourt Road, Hong Kong	From February 14, 2023 to March 31, 2025
Office at Units 1203C, 12th Floor of Admiralty Center Tower 1, No 18 Harcourt Road, Hong Kong	From March 15, 2025 to March 14, 2027

(a) Amounts recognized in the unaudited interim condensed consolidated balance sheet:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Right-of-use assets	353,218	871,101	111,097

Operating lease liabilities
Current	293,792	478,462	61,021
Non-current	—	396,246	50,536
	293,792	874,708	111,557

(b) A summary of lease cost recognized in the Group’s unaudited interim condensed consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
Amortization charge of right-of-use assets	426,127	434,250	55,383
Interest of lease liabilities	15,087	9,744	1,243
Cash paid for operating leases	443,520	380,960	48,586

(c) The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of May 31, 2025:

	For the Six Months Ended May 31, 2025 (Unaudited)
	HK$	US$
2025	916,760	116,920
Total future lease payments	916,760	116,920
Less: imputed interest	(42,052)	(5,363)
Present value of lease obligation	874,708	111,557

The weighted-average remaining lease terms were 1.8 and 0.3 years as of May 31, 2025 and November 30, 2024, respectively. The incremental borrowing rate used to determine the operating lease liability as of May 31, 2025 and November 30, 2024 were 3.500% and 3.125%, respectively.

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Accrued staff salaries and reimbursements	391,636	415,718	53,019
Accrued professional fee	768,489	768,489	98,010
Trade creditors	59,200	59,200	7,550
Other accrued expenses	56,904	56,904	7,258
Total	1,276,229	1,300,311	165,837

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

		As of
	Relationship with the Group	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	1,556,765	—	—
Total		1,556,765	—	—

Fund advance from director and related parties:

		As of
	Relationship with the Group	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	—	1,138,226	145,165
Total		—	1,138,226	145,165

Balances represented the funds (loaned from) advanced to Ms. Wai Lau. The balance is unsecured and interest-free. During the period ended of May 31, 2025 and the year ended of November 30, 2024, the company received payments and made payments on behalf of Ms. Wai Lau. The amount due to director, net in HK$1,138,226 (USD$145,165) as of May 31, 2025 represented the funds advance from Ms. Wai Lau, which is used to expand the company’s business.

10.	CONTRACT LIABILITIES

The Group’s contract liabilities include advances from clients related to Financial PR services on the Group’s unaudited interim condensed consolidated balance sheets. These payments are non-refundable and are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of May 31, 2025 and November 30, 2024, the contract liabilities were comprised of the following:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Advance from customers	128,400	—	—
Total	128,400	—	—

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Balance at beginning of the year ended	1,519,584	128,400	16,503
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(1,519,584)	(128,400)	(16,503)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	128,400	—	—
Total	128,400	—	—

11.	BANK BORROWINGS

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	480,619	494,003	63,003
Over 1 year	2,012,828	1,757,766	224,179
Total	2,493,447	2,251,769	287,182

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at a floating prime rate of 2.75% and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.125% at the end of November 30, 2024, and further declined to 3.000% at the end of May 31, 2025, mainly due to the lowed interest rates by the Federal Reserve. During the periods ended May 31, 2025 and 2024, the Company repaid HK$241,678 (US$30,822) and HK$227,108 loan principals respectively.

As of May 31, 2025 and November 30, 2024, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, the director, CEO and shareholder of the Company and with the due date same as the loan agreement.

Interest related to the bank loans was HK$35,870 (US$4,575) and HK$54,567 for the periods ended May 31, 2025 and 2024, respectively.

12.	INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries, IJL and ITL, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

No provision for taxation in Hong Kong has been made as there was no assessable profit arising in or derived from Hong Kong during the period ended May 31, 2025.

Deferred tax:

The deferred tax assets which are principally comprised of provision of credit losses. The movement of recognized deferred tax assets were as follows:

	As of
	November 30, 2024 (Audited)	May 31, 2025 (Unaudited)	May 31, 2025 (Unaudited)
Deferred tax assets:	HK$	HK$	US$
Balance, beginning of the year/ period	355,566	1,159,587	149,038
Addition	804,021	82,500	9,373
Balance, end of the year/ period	1,159,587	1,242,087	158,411

As of May 31, 2025 and November 30, 2024, the Group had taxes payables of HK$2,932,183 (US$373,960) and HK$2,932,183, respectively.

13.	OTHER INCOME, NETS

	For the Six Months Ended May 31,
	2024 (Unaudited)	2025 (Unaudited)
	HK$	HK$	US$
Bank interest income	570,389	794,879	101,376
Sundry income	89,036	158,694	20,239
Total	659,425	953,573	121,615

Other income mainly represented bank interest income arisen from the fixed term deposit and sundry income, including exchange gain (or loss) from foreign currency.

14.	ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of the Company resolved to create an additional 500,000,000 of the authorized Ordinary Shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, the Company newly issued 11,250,000 Ordinary Shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 50,000 of the outstanding Ordinary Shares with a par value of US$1.0 issued and outstanding as of November 30, 2020.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33.

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting the accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HK$ 49.04 million).

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau (the “Majority Shareholder”) into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Ms. Wai Lau, the founder and Chief Executive Officer of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions.

The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, the remaining authorized but unissued Ordinary Shares be and are re-designated into 436,875,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result of the issuances and reclassification stated above, the Company had 450,000,000 authorized Class A ordinary shares, par value of US$0.00001, of which 13,125,000 Class A ordinary shares were issued and outstanding as of November 30, 2024.

On April 8, 2025, the reclassification of 1,500,000 Class A Ordinary Shares into 1,500,000 Class B Ordinary Shares was completed. As a result, the Company had 450,000,000 authorized Class A ordinary shares, each with a par value of US$0.00001, of which 11,625,000 Class A Ordinary Shares were issued and outstanding as of May 31, 2025. In addition, 50,000,000 authorized Class B ordinary shares, each with a par value of US$0.00001, of which 1,500,000 Class B Ordinary Shares were issued and outstanding as of May 31, 2025.

15.	LIQUIDITY AND CAPITAL RESOURCES

In June 2025, the Company completed a private placement of ordinary shares with investors, raising gross proceeds of approximately US$3,922,500 (HK$30.76 million). This transaction has strengthened our cash position and provides additional resources to fund our operations and growth initiatives. Management believes that, together with existing cash balances, the proceeds from this PIPE financing will be sufficient to meet our working capital requirements and capital expenditure commitments for at least the next 12 months.

16.	EQUITY COMPENSATION

In June 2025, the Company adopted a stock incentive plan to attract and retain key talent. The plan provides for the issuance of stock and other equity awards, which will result in non-cash stock-based compensation expense beginning in the second half of fiscal year 2025. These awards will also increase the number of shares outstanding on a fully diluted basis.

17.	ACQUISITION STRATEGY

In August 2025, the Company signed a definitive agreement to acquire LQ Capital Limited, which holds a money lender’s license issued by the Hong Kong Special Administrative Region. Management expects that the acquisition will leverage the capital strength and diversified financing channels of the Company to expand LQ Capital’s credit capacity and enhance its lending capabilities. The acquisition will be accounted for under the purchase method of accounting, and the Company will allocate the purchase price to the fair value of the acquired assets and assumed liabilities upon closing. The integration of this business may require additional resources and could impact operating expenses in future periods.

In August 2025, the Company signed a definitive agreement to acquire Shenzhen Huiyue Technology Co., Ltd. Management expects that the acquisition will strengthen our mainland China team and create more local business opportunities in order to leverage the current strong momentum in the Hong Kong IPO market. The acquisition will be accounted for under the purchase method of accounting, and the Company will allocate the purchase price to the fair value of the acquired assets and assumed liabilities upon closing. The integration of this business may require additional resources and could impact operating expenses in future periods.

18.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the unaudited interim condensed consolidated financial statements, and the Company identified the following subsequent events and would like to disclose in the unaudited interim condensed consolidated financial statements, as follows:

Adoption of 2025 Stock Incentive Plan

On June 12, 2025, the board of directors of the Company approved the adoption of the 2025 Stock Incentive Plan, to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A Ordinary Shares issuable pursuant to the 2025 Stock Incentive Plan is 2,625,000. As of the date of this prospectus, all such share awards have been granted and vested.

Private Investment in Public equity (“PIPE”) transaction

On June 17, 2025, we entered into a securities purchase agreement with certain investors, pursuant to which the investors agreed to subscribe, and we agreed to issue and sell an aggregate of 15,000,000 Class A Ordinary Shares, each with a par value of US$0.00001, through a PIPE transaction, at a price of US$0.2615 per Class A Ordinary Share. Concurrently with the signing of the said securities purchase agreement, we also entered into a registration rights agreement with the investors, pursuant to which we agree to provide certain registration rights with respect to the shares issued and sold.

The PIPE transaction was consummated on July 14, 2025. The Company issued an aggregate of 15,000,000 Class A Ordinary Shares to the investors. Following this placement, the Company’s total outstanding shares stand at 28,125,000 Ordinary Shares, comprising of 26,625,000 Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares.

Acquisition of LQ Capital Limited (“LQ Capital”)

On August 7, 2025, we completed acquisition from our controlling shareholder its entire equity interest in LQ Capital for total consideration of approximately HK$130,000. LQ Capital holds a money lender’s license issued by the Hong Kong Special Administrative Region. LQ Capital currently is a wholly-owned subsidiary of the Company.

The acquisition is expected to leverage the capital strength and diversified financing channels of the Company to expand LQ Capital’s credit capacity and enhance its lending capabilities. The acquisition has been approved by the Company’s board of directors and audit committee.

Acquisition of Shenzhen Huiyue Technology Co., Ltd (“Shenzhen Huiyue”)

On August 21, 2025, we completed acquisition of 40% equity stake from the controlling shareholder and a 60% equity stake from a third party in Shenzhen Huiyue Technology Co., Ltd, for total consideration of HK$1. This acquisition aims to strengthen our mainland China team and to explore more local business opportunities, leveraging the current strong momentum in the Hong Kong IPO market.